RESOLVED, that Paragraph 5th of the Articles of Incorporation of the Corporation which reads as follows:

          "5th. The aggregate number of shares which the Corporation shall have authority to issue is ten million common shares of the par value of $.01 each. Upon filing of appropriate Articles of Amendment with the Department of State of Pennsylvania, each previously authorized and then issued share of common stock (par value $.10 per share) shall be reclassified and converted into ten common shares (par value $.01 per share)."

be amended to read in full as follows:

     "5th. The aggregate number of shares which the Corporation shall have authority to issue is ten million common shares of the par value of $.01 each. Each recordholder of common shares of the Corporation, who shall surrender his certificate in good delivery from to the Corporation or who, if the shares in question are not represented by certificates, shall deliver to the Corporation a written request in good order signed by the shareholder, shall be entitled to require the Corporation, to the extent that the shares in question have assets lawfully available therefor and out of such assets, but not otherwise, to redeem all or any part of such shares standing in the name of such holder on the books of the Corporation, at the net asset value of such shares, determined in the manner and as of the time, and payable as provided in the Investment Company Act of 1940. The Corporation shall make payment for any such shares to be redeemed, as aforesaid, in cash, or if in the opinion of the Board of Directors, which shall be conclusive, conditions exist which make payment wholly in cash unwise or undesirable, the Corporation may make payment wholly or partly in securities or other property valued in accordance with the Investment Company Act of 1940. The Corporation may, to the extent necessary, sell or cause to be sold any securities to provide cash for the redemption of common shares. Notwithstanding the foregoing:

     (1) The Board of Directors of the Corporation may, in accordance with the Investment Company Act of 1940, suspend the right of the holders of any class of stock of the Corporation to require the Corporation to redeem shares of such class.

     (2) The Corporation reserves the right to redeem the shares of any holder of record if the value of such shares in the holder's account maintained by the Corporation or its transfer agent is $1,000.00 (One Thousand Dollars) or less; provided, however, that each shareholder shall be notified that the value of his account is $1,000.00 or less and allowed sixty days to make additional purchases of shares before such redemption is processed by the Corporation.